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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                              (Amendment No. 3)*

                         CHASE MANHATTAN CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 0001616101
                           ----------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              Page 1 of 4 Pages
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CUSIP No.     0001616101             13G
          ------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Barrow, Hanley, Mewhinney & Strauss, Inc.
              75-2403190

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                        (b)  [ ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

              Nevada

                                   5        SOLE VOTING POWER
            NUMBER OF
             SHARES                            Not Applicable
          BENEFICIALLY
            OWNED BY               6        SHARED VOTING POWER
              EACH
            REPORTING                          Not Applicable
             PERSON
              WITH                 7        SOLE DISPOSITIVE POWER

                                               Not Applicable

                                   8        SHARED DISPOSITIVE POWER

                                               Not Applicable

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Not Applicable

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              Not Applicable

12    TYPE OF REPORTING PERSON

              IA





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THIS AMENDMENT NO. 3 TO SCHEDULE 13G amends Item 2(b), Item 2(e), Item 4 and
Item 5.  The entire Schedule 13G, including Item 2(b), Item 2(e), Item 4 and
Item 5 as amended, is restated in its entirety as follows:

Item 1(a).  Name of Issuer.

         The Chase Manhattan Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

         1 Chase Manhattan Plaza
         New York, New York  10081

Item 2(a).  Name of Person Filing.

         Barrow, Hanley, Mewhinney & Strauss, Inc.

Item 2(b).  Address of Principal Business Office or, if none, Residence.

         One McKinney Plaza
         3232 McKinney Avenue, 15th Floor
         Dallas, Texas  75204-2429

Item 2(c).  Citizenship.

         A Nevada corporation

Item 2(d).  Title of Class of Securities.

         Common Stock

Item 2(e).  CUSIP Number.

         0001616101

Item 3.  Filing Status.

         The person filing is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

         (a)     Amount Beneficially Owned:  Not Applicable

         (b)     Percent of Class: Not Applicable

         (c)     Number of shares as to which such person has

                 (i)      sole power to vote or to direct the vote:                 Not Applicable
                 (ii)     shared power to vote or to direct the vote:               Not Applicable
                 (iii)    sole power to dispose or to direct the disposition of:    Not Applicable
                 (iv)     shared power to dispose or to direct the disposition of:  Not Applicable





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Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 1996

                                       BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

                                       By:   /s/ Bryant M. Hanley, Jr.
                                             ----------------------------------
                                             Bryant M. Hanley, Jr., President





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